Exhibit 1.01

VIEWRAY, INC.

CONFLICT MINERALS REPORT

FOR THE YEAR ENDED DECEMBER 31, 2017

This report for the year ended December 31, 2017 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, or the Rule. The Rule was adopted by the Securities and Exchange Commission, or the SEC, to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals which are necessary to the functionality or production of their products. “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold, or, collectively, the 3TG Minerals, for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

If a registrant can establish that the Conflict Minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country, or collectively defined as the Covered Countries, or from recycled and scrap sources, they must submit a Form SD which describes the completed reasonable country of origin inquiry, or RCOI.

If a registrant has reason to believe that any of the Conflict Minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those Conflict Minerals, then the issuer must exercise due diligence on the Conflict Minerals’ source and chain of custody. The registrant must annually submit a Conflict Minerals Report, or CMR, to the SEC that includes a description of those due diligence measures.

The due diligence measures of ViewRay, Inc., or the Company, ViewRay, we, us or our, have been designed to conform, in all material respects, with the framework in the Organization for Economic Co-operation and Development, or OECD, Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011), or OECD Framework, and related Supplements for 3TG Minerals. In accordance with the OECD Framework, our due diligence exercise included: (1) review and assessment of risk in the supply chain and (2) a strategy to identify and respond to risks in the supply chain.

1.	Company and Product Overview

The Company designs, manufactures and markets MRIdian. The MRIdian combines MRI and external-beam radiation therapy to simultaneously image and treat cancer patients. MRI is a broadly used imaging tool that has the ability to clearly differentiate between types of soft tissue. MRIdian integrates MRI technology, radiation delivery and our proprietary software to locate, target and track soft-tissue tumors, while radiation is delivered. These capabilities allow MRIdian to deliver radiation to the tumor more accurately, while reducing the radiation amount delivered to nearby healthy tissue, as compared to other radiation therapy treatments currently available.

There are two generations of the MRIdian: the first generation MRIdian with Cobalt-60 based radiation beams and the second generation MRIdian Linac, with more advanced linear accelerator or ‘linac’ based radiation beams. ViewRay’s MRIdian is a breakthrough that integrates high quality radiation therapy with simultaneous magnetic resonance imaging (MRI).

Both generations of the MRIdian have received 510(k) marketing clearance from the U.S. Food and Drug Administration, or FDA, and permission to affix the Conformité Européene, or CE mark.

Based upon ViewRay’s internal assessment, both MRIdian with Cobalt-60 and MRIdian Linac contain few of the 3TG Minerals.

The Company currently markets MRIdian through a direct sales force in the United States and Canada and is developing a sales force to assist distributors in the rest of the world. The Company markets MRIdian to a broad range of worldwide customers, including university research and teaching hospitals, community hospitals, private practices, government institutions and freestanding cancer centers.

2.	Supply Chain Overview

Our supply chain is complex, and there are multiple tiers between the Company and the mine. We do not purchase Conflict Minerals directly from mines, smelters or refiners, and tracing these minerals to their sources is a challenge that requires us to rely on our suppliers to achieve supply chain transparency, including obtaining information regarding the origin of the Conflict Minerals.

We initially conducted a comprehensive analysis of MRIdian components according to the Bill of Materials, then compiled a list of all suppliers. Based on the review of the list and our knowledge of such parts, we identified 65 suppliers whose products may include 3TG Minerals, or the Potential 3TG Suppliers. We are continuing to evaluate our supply chain and will be acting according to the continued evaluation.

3.	Reasonable Country of Origin Inquiry and Conflict Mineral conclusion

We conducted an analysis of our products and found that 3TG Minerals can be found in MRIdian. Therefore, the products that we manufacture are subject to the reporting obligations of the Rule.

Due to the small size of the Company, the breadth and complexity of MRIdian and the dynamic nature of our supply chain, it is challenging to identify members of the supply chain downstream from our direct suppliers and it will take time for some of our suppliers to verify the origin of all of the Conflict Minerals used. Using our supply chain due diligence processes, our external consultant reached out to our suppliers through letters and questionnaires designed to better explain the relevant SEC requirements and due diligence expectations and sought accountability within the supply chain by leveraging the industry standard Conflict-Free Sourcing Initiative, or CFSI, program. We have adopted the Conflict Minerals Reporting Templates, or CMRT established by the CFSI, and obtained through our external consultant the Conflict Minerals due diligence communication survey’ results for providers who served as our suppliers in 2017. Continuing our outreach efforts, we plan to further develop transparency into our supply chain.

CMRT reports were received from 34 of the 65 suppliers within the scope of the RCOI. According to the results of our current activities, we have concluded that of the 34 Potential 3TG Suppliers that responded, 4 do not supply 3TG Minerals to ViewRay, 20 source from non-Covered Countries; of the 10 suppliers that source from certain of the Covered Countries, 3 responded that they source from Certified or Active Smelters and Refiners, and the remaining 7 are still in the evaluation process.

Because of this incomplete information, we are unable at this time to determine and describe in this report a complete list of either the facilities used to process the Conflict Minerals used in its products or the countries of origin of such Conflict Minerals.

4.	Due Diligence Program

Design of Our Due Diligence and Description of the Due Diligence Process

Our due diligence processes and efforts have been designed and developed based on the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, or OECD Guidance and the related supplements for gold and for tin, tantalum and tungsten. That includes the following measures:

Step 1: Establish strong company management systems;

Step 2: Identify and assess risk in the supply chain;

Step 3: Design and implement strategy to respond to risks;

Step 4: Carry out independent third party audit of supply chain due diligence at identified point in the supply chain; and

Step 5: Report annually on supply chain due diligence.

Establish Strong Company Management Systems

Our Conflict Minerals due diligence process includes: the development of a Conflict Minerals Policy, establishment of governance structures, a task force with cross functional team members, communication to and engagement of suppliers, compliance process and measurement, record keeping and escalation procedures.

Conflict Minerals Policy

The Company follows a Conflict Minerals Policy that sets forth the Company’s commitment to avoid using “conflict minerals” (as defined in Item 1.01 of Form SD) that directly or indirectly finance or benefit armed groups in the Covered Countries and endeavors to ensure that its suppliers will exercise due diligence on the sources of the conflict minerals used in components they supply to the Company.

Management Systems and Internal Team

ViewRay has engaged an external consultant to ensure compliance with the Rule. The taskforce is responsible for the ongoing communication with the Potential 3TG Suppliers; to obtain Conflict Minerals evaluation results; to perform the required procedures to ensure that the responses received from our suppliers are adequate in light of the Rule; and to deal with all issues that are to be addressed according to ROCI and the due diligence program.

Maintain Records

ViewRay has established a due diligence compliance process and set forth documentation and record maintenance mechanisms to ensure that the Company retains relevant documentation in a structured electronic database, for at least 5 years.

Identify and Assess Risk in the Supply Chain

As described above, we identified the list of suppliers whose products may contain 3TG Minerals through a comprehensive analysis of MRIdian components according to the relevant Bills of Materials.

Our external consultant sent letters to our relevant suppliers to explain our objectives in light of obligations required by the Rule. Through our external consultant, we solicited information from our relevant suppliers using the CMRT developed by the CFSI. We reviewed the responses that we obtained and followed up on what we perceived as inconsistent, incomplete or inaccurate responses, as well as sent reminders to relevant suppliers who did not respond to our requests for information. We compared the information provided therein with the CFSI certified smelter list.

Design and Implement Strategy to Respond to Risks

We have received responses to the request for information and are in the process of performing due diligence on the information we received and following up with the relevant suppliers, as needed. We started communicating to our suppliers the importance of compliance and initiated a Conflict Minerals process to collect, analyze, store and monitor the results of our inquires. Certain members of our management are briefed about the results of our due diligence efforts on a timely basis.

Carry Out Independent Third-Party Audit of Supply Chain Due Diligence

ViewRay does not have direct sourcing relationships with Conflict Mineral smelters or refiners. Where possible, we have relied on third-party assurances and certifications, such as the CFSI’s Conflict Free Smelter Program.

Report Annually on Supply Chain Due Diligence

Our Conflict Mineral annual report is filed with the SEC, along with the associated Form SD at https://www.sec.gov/edgar and both are available on the Company’s internet website at the following link:

http://phx.corporate-ir.net/phoenix.zhtml?c=253882&p=irol-sec.

5.	Results of Assessment

Efforts to Determine Country of Origin of Mine of Conflict Minerals

We believe that implementing the OECD guidelines and using the CMRT to gather information from smelters and refiners is currently the best-known efforts to obtain mine and country of origin information.

Survey Responses

Based on information provided by our Potential 3TG Suppliers who responded to our survey which was sent out by our external consultant, the results of our due diligence investigations as of the date of this Report are as follows:

•	4 sources out of 65 do not supply 3TG Minerals to ViewRay.
•	20 sources out of 65 supply 3TG Minerals from non-Covered Countries.
•	3 sources out of 65 supply 3TG Minerals only from Certified or Active Smelters and Refiners.
•	7 out of 65 are still in the process of evaluation.
•	31 out of 65 have no available information.

6.	Continuous Improvement Efforts to Mitigate Risk

As we move forward with our due diligence program, we intend to enhance our supplier communications, training processes to improve due diligence data accuracy and completion. We will consider taking the following steps to improve the due diligence that we conduct to further mitigate any risk that the Conflict Minerals in our products could benefit armed groups in the Covered Countries:

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Periodically engage with suppliers to attempt to increase the response rate to our inquiries and to improve the content of the supplier responses, including responses that were identified as incomplete, inconsistent or inaccurate.

•	Continue to conduct and report annually on supply chain due diligence for the applicable Conflict Minerals.

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Request any supplier found to be supplying us with Conflict Minerals from sources that support armed conflict in Covered Countries to establish an alternative source of Conflict Minerals that does not support such conflict.

•	Validate supplier responses regarding smelters and refiners using information collected from reliable industry certification programs.

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Continue to compare smelters and refiners identified by our supply chain survey against lists of facilities that have received a third-party “conflict free” designation in order to track those that have not received such a designation.

•	Continue to report to management on the findings of our supply chain risk assessment.

7.	Caution Concerning Forward-Looking Statements

Any statements contained in this report regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing the words “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. The forward-looking statements included herein are based on current expectations and beliefs that involve a number of known and unknown risks and uncertainties. Examples of forward-looking statements in this document include statements relating to our future plans. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate.

These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. There are a number of factors that could cause events to differ materially from those indicated by the forward-looking statements in this document, including the risks associated with our suppliers not cooperating fully or at all with our efforts. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and the Company undertakes no obligation to update or revise any forward-looking statement, except as required by federal securities laws.